[JED OIL LETTERHEAD]

October 19, 2006

H. Roger Schwall
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated October 17, 2006, regarding
JED Oil Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed September 26, 2006
File No. 333-136180

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the October 17, 2006 letter regarding the above-referenced filing. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form F-3/A1 Filed September 26, 2006

Exhibits, II-2

Staff Comment No. 1.

It will be necessary to obtain and file a consent from the auditors of the financial statements of JMB Exploration Inc. that are included in your filing, which identifies both the firm issuing the consent and the date of the consent.

JED’s Response:

        The required consents will be attached as Exhibits 23.2and 23.4 to Amendment No. 2 to the Form F-3.

Form 20-F/A1 for the Fiscal Year Ended December 31, 2005

October 19, 2006

Financial Statements

Statements of Cash Flows, page F-4

Staff Comment No. 2.

We have read your response to prior comment nine in which you indicate that the 2005 financial statements have been rectified to separately identify the loan receivable from a junior oil and gas company and the loan receivable from Enterra Energy Trust. Tell us how the decrease in the loan receivable amount of $4,627,844 in 2004 reconciles to the amounts depicted in your statement of changes in cash flows for the year ended December 31, 2004.

JED’s Response:

On October 29, 2003, the Company lent $6,000,000 Canadian to another company. At December 31, 2003, the $6,000,000 Canadian was translated into $4,627,844 based on a year end exchange rate of 1.2965. On Jan 28, 2004, the $6,000,000 Canadian loan was repaid to the Company at an exchange rate of 1.3253 or $4,527,277, which appears in the Consolidated Statements of Cash Flows.

Note 1 – Significant Accounting Policies, page F-7

g)     Property and Equipment, page F-8

Staff Comment No. 3.

Please expand your disclosure to clarify how estimated future expenditures to be incurred in developing and producing proved reserves are taken into account when conducting your ceiling test computations.

JED’s Response:

The ceiling test computation disclosure has been expanded to clarify how estimated future capital expenditures are taken into account for purposes of the calculation.

Note 4 – Property and Equipment, page F-11

Staff Comment No. 4.

We note you have added disclosure of the amount of future development costs that were subject to amortization as of December 31, 2005 in response to prior comment 11. Please reconcile this amount of $49.8 million to the corresponding disclosure utilized in your computation of the standardized measure of oil and gas reserves, appearing under the general heading of Information About the Company, of $45.5 million. Also, since you disclose property acquisition costs amounting to $35.6 million and $8.9 million for 2005 and 2004 on page F-4, and make reference to seismic costs excluded from your amortization base under this heading, it is unclear why you state in your reply that you do not incur property acquisition costs or exploration costs. Further disclosure appears to be required under Rule 4-10(c)(7) of Regulation S-X. We reissue prior comment 11.

October 19, 2006

JED’s Response:

The original $49.8 million reported in Note 4 – Property and Equipment on page F-11 is the future development costs discounted at 10% expressed in Canadian dollars. Note 4 has been revised to state that $42.7 million (US equivalent to the $49.8 million Canadian) in future development costs discounted at 10% has been included in the Company’s depletable base in 2005. The $45.5 million in future development costs disclosed in the chart within the Standardized Measure of Oil and Gas Reserves section on page 17 is the undiscounted equivalent to the $42.7 million in discounted future development costs.

With regards to the $35.6 million and $8.9 million spent on property and equipment in 2005 and 2004, the category “Purchase of property and equipment” within the Investing section of the Consolidated Statements of Cash Flows reported on page F-4 has been revised to state “Additions to property and equipment”. JED Oil Inc’s mandate was to develop oil and gas reserves through farm-out arrangements with Enterra Energy Trust. The farm-out arrangements called for the Company to incur intangible and tangible drilling costs on lands owned by Enterra Energy Trust. The incurrence of seismic costs is a normal part of the drilling activity process and is not automatically equated with exploration costs. Thus, JED Oil Inc spent its capital on development activities and not on property acquisition or exploration costs.

With regards to Rule 4-10(c)(7)(i) of Regulation S-X, at December 31, 2005, JED Oil Inc’s sole source of oil and gas production came from its existing Canadian wells as its US wells were at the completion stage. Thus, depletion expense is solely attributed to the Company’s Canadian operations. Note 4 has been amended to state that as at December 31, 2005, the Company had no oil or gas production coming from the United States.

With regards to Rule 4-10(c)(7)(ii) of Regulation S-X, at December 31, 2005, the capitalized costs associated with the North Dakota major development project was stated separately on the Company’s balance sheet. The North Dakota major development project was described in the Property and Equipment Note 4 to the financial statements. A table was also included in the Property and Equipment Note 4 itemizing the types of costs not being amortized for the past three years. In conclusion, the Company believes it is in compliance with Rule 4-10(c)(7) of Regulation S-X.

October 19, 2006

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (403) 538-3236.

Sincerely, JED Oil Inc. /s/ David Ho David Ho Chief Financial Officer
cc:	Marcia Johnston Kimberley R. Anderson